Exhibit 99.2

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the quarter and six month period ended June 30, 2017

Athens, Greece, October 4, 2017, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the six month period ended June 30, 2017.

•	In H1 2017, Total revenues increased by about 63% compared to H1 2016
•	In H1 2017, Debt under loan agreements was reduced by about 30% compared to H1 2016

Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2017	2016	2017	2016
Total revenues	3,636	2,113	6,329	3,877
Adjusted (LBITDA)/EBITDA (1)	656	(825)	283	(2,276)
Total comprehensive loss	(1,383)	(2,916)	(3,725)	(4,584)
Basic loss per share (2)	(0.05)	(1.12)	(0.17)	(1.77)
Daily Time charter equivalent rate (TCE) (3)	7,173	4,135	6,133	3,097
Average operating expenses per vessel per day	4,710	4,816	4,794	4,337
Average number of vessels	5.0	5.0	5.0	5.4

(1)	Adjusted (LBITDA)/EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of (LBITDA)/EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.

(2)	The weighted average number of shares for the six month period ended June 30, 2017 was 22,353,211 compared to 2,590,640 shares for the six month period ended June 30, 2016. The weighted average number of shares for the three month period ended June 30, 2017 was 27,630,651 compared to 2,598,438 shares for the three month period ended June 30, 2016. The actual number of shares outstanding as of June 30, 2017 was 27,637,273 and the basic loss per share outstanding as of June 30, 2017 for the six month period ended June 30, 2017 was $0.13.

(3)	Daily Time charter equivalent rate (TCE) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 9.3 Years as of June 30, 2017					300,571

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Management Commentary

Athanasios Feidakis, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated:

“As the year evolves we are pleased with our efforts bearing fruit. In the first half of 2017 we saw our total revenues increase by 63% compared to the same period last year, we were also able to reduce our debt by about 30% again compared to the first half of last year.

“In February we successfully completed a private placement transaction with a group of investors encompassing a $5 million share purchase of Company’s common shares plus warrants.

“We are happy to see our statement of financial position at a healthier level after almost two years.

“The recovery of benchmark dry bulk rates in the last few months has allowed us to enjoy hiring out our vessels at significantly higher rates than the previous year.

“In late 2016 we decided to increase our spending on the general maintenance of the fleet, in order to better serve our clients and improve utilization rates. We expected an initial increase in costs but also expected these costs to gradually normalize and drop, as we are actually seeing now.

“We are hoping to see a further improvement of the market fundamentals in the medium term future. We remain cautiously optimistic, and are following the market closely in our undertaking to best serve our clients and shareholders.”

Management Discussion and Analysis of the Results of Operations

Second quarter of the year 2017 compared to the second quarter of the year 2016

Total comprehensive loss for the second quarter of the year 2017 amounted to $1.4 million or $0.05 basic loss per share based on 27,630,651 weighted average number of shares, compared to total comprehensive loss of $2.9 million for the same period last year or $1.12 basic loss per share based on 2,598,438 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the second quarter of 2017 compared to the second quarter of 2016 (expressed in $000’s):

2nd Quarter of 2017 vs 2nd Quarter of 2016

Net loss for the 2nd quarter of 2016	(2,916)
Increase in voyage revenues	1,602
Decrease in Management fee income	(79)
Increase in Voyage expenses	(220)
Decrease in Vessels operating expenses	48
Decrease in Depreciation	1
Decrease in Depreciation of dry docking costs	50
Decrease in Total administrative expenses	106
Decrease in Other expenses, net	23
Decrease in interest income	(1)
Decrease in Interest expense and finance costs	155
Decrease in Foreign exchange gains	(152)
Net loss for the 2nd quarter of 2017	(1,383)

Voyage revenues

During the three-month period ended June 30, 2017 and 2016, our Voyage revenues reached $3.6 million and $2 million respectively. The 80% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the second quarter of 2017 compared to the same period in 2016. Daily Time Charter Equivalent rate (TCE) for the second quarter of 2017 was $7,173 per vessel per day against $4,135 per vessel per day during the same period in 2016 corresponding to an increase of 73%.

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Voyage expenses

Voyage expenses reached $0.4 million during the second quarter of 2017 compared to $0.2 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first half of 2017 and 2016 are analyzed as follows:

In $000’s	2017	2016
Commissions	198	102
Bunkers expenses	151	-
Other voyage expenses	23	50
Total	372	152

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.1 million or 5% to $2.1 million during the three month period ended June 30, 2017 compared to $2.2 million during the same period in 2016. The breakdown of our operating expenses for the quarters ended June 30, 2017 and 2016 was as follows:

	2017	2016
Crew expenses	53%	53%
Repairs and spares	22%	21%
Insurance	8%	10%
Stores	7%	7%
Lubricants	7%	7%
Other	3%	2%

Average daily operating expenses during the three month periods ended June 30, 2017 and 2016 were $4,710 per vessel per day and $4,816 per vessel per day respectively, corresponding to a decrease of 2%.

Interest expense and finance costs

Interest expense and finance costs reached $0.5 million for the second quarter of 2017 compared to $0.7 during the same period in 2016. The decrease is mainly attributed to the conversion of $20 million of outstanding principal of two loans to 20 million shares, as described in the Share and Warrant Purchase Agreement that we entered on February 8, 2017. Interest expense and finance costs for the second quarter of 2017 and 2016 are analyzed as follows:

In $000’s	2017	2016
Interest payable on long-term borrowings	447	630
Bank charges	9	9
Amortization of debt discount	21	24
Other finance expenses	41	10
Total	518	673

First half of the year 2017 compared to the first half of the year 2016

Total comprehensive loss for the first half of the year 2017 amounted to $3.7 million or $0.17 basic loss per share based on 22,353,211 weighted average number of shares, compared to total comprehensive loss of $4.6 million for the same period last year or $1.77 basic loss per share based on 2,590,640 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the first half of 2017 compared to the first half of 2016 (expressed in $000’s):

1st half of 2017 vs 1st half of 2016

Net loss for the 1st half of 2016	(4,584)
Increase in voyage revenues	2,512
Decrease in Management fee income	(60)
Increase in Voyage expenses	(31)
Increase in Vessels operating expenses	(53)
Decrease in Depreciation	75
Decrease in Depreciation of dry docking costs	133
Decrease in Total administrative expenses	44
Decrease in Gain from disposal of subsidiary	(2,257)
Decrease in Other expenses, net	147
Decrease in interest income	(5)
Decrease in Interest expense and finance costs	480
Increase in Foreign exchange losses	(126)
Net loss for the 1st half of 2017	(3,725)

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Voyage revenues

During the six-month period ended June 30, 2017 and 2016, our Voyage revenues reached $6.3 million and $3.8 million respectively. The 66% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the first half of 2017 compared to the same period in 2016. Daily Time Charter Equivalent rate (TCE) for the first half of 2017 was $6,133 per vessel per day against $3,097 per vessel per day during the same period in 2016 corresponding to an increase of 98%.

Voyage expenses

Voyage expenses reached $0.8 million during the first half of 2017 compared to $0.7 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first half of 2017 and 2016 are analyzed as follows:

In $000’s	2017	2016
Commissions	336	193
Bunkers expenses	341	367
Other voyage expenses	80	166
Total	757	726

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $4.3 million during both the first half of 2017 and 2016. The breakdown of our operating expenses for the six month period ended June 30, 2017 and 2016 was as follows:

	2017	2016
Crew expenses	53%	57%
Repairs and spares	23%	16%
Insurance	8%	11%
Stores	7%	7%
Lubricants	6%	5%
Other	3%	4%

Average daily operating expenses during the six-month periods ended June 30, 2017 and 2016 were $4,794 per vessel per day and $4,337 per vessel per day respectively, corresponding to an increase of 11%.

Gain from sale of subsidiary

In March 2016, the Company entered into an agreement with Commerzbank to sell the shares of Kelty Marine Ltd., to an unaffiliated third party and apply the total net proceeds from the sale towards the respective loan facility. Based on certain financial conditions agreed beforehand with the Bank this resulted in the remaining principal amount of the loan to be written off. The financial effect from the sale of Kelty Marine Ltd. resulted to a gain of $2.3 million.

Interest expense and finance costs

Interest expense and finance costs reached $1 million during the first half of 2017 compared to $1.5 during the same period in 2016. The decrease is mainly attributed to the conversion of $20 million of outstanding principal of two loans to 20 million shares, as described in the Share and Warrant Purchase Agreement that we entered on February 8, 2017. Interest expense and finance costs for the first half of 2017 and 2016 are analyzed as follows:

In $000’s	2017	2016
Interest payable on long-term borrowings	874	1,350
Bank charges	18	18
Amortization of debt discount	43	81
Other finance expenses	53	19
Total	988	1,468

Liquidity and capital resources

As of June 30, 2017 and 2016, our cash and bank balances and bank deposits were $0.8 million and $0.2 million respectively.

Net cash used in operating activities for the three month period ended June 30, 2017 was $0.1 million compared to $0.3 million during the respective period in 2016. The increase in our cash from operations was mainly attributed to the increase in our adjusted LBITDA from $0.8 million during the second quarter of 2016 to adjusted EBITDA of $0.7 million during the three month period under consideration.

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Net cash used in operating activities for the six month period ended June 30, 2017 was $1 million compared to $2.7 million during the respective period in 2016. The increase in our cash from operations was mainly attributed to the increase in our adjusted LBITDA from $2.3 million during the first half of 2016 to adjusted EBITDA of $0.3 million during the six month period under consideration.

Net cash (used in)/generated from financing activities during the three month and six month period ended June 30, 2017 and 2016 were as follows:

	Three months ended June 30,		Six months ended June 30,
In $000’s	2017	2016	2017	2016
Proceeds from issuance of share capital	11	-	25,011	-
Net proceeds from shareholders loan (Firment & Silaner Credit Facilities)	-	270	(20,000)	3,920
Repayment of long term debt	-	(2,406)	(1,406)	(3,100)
Restricted cash	-	1,750	-	2,250
Dividends paid on preferred shares	-	-	-	(14)
Interest paid	(363)	(507)	(1,891)	(824)
Net cash (used in)/generated from financing activities	(352)	(893)	1,714	2,232

As of June 30, 2017 and 2016 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreement with Commerzbank AG, the Loan agreement with DVB Bank SE, the Loan agreement with HSH Nordbank AG and our Firment and Silaner Credit Facilities of an aggregate of $44.3 million and $63.7 million respectively gross of unamortized debt discount.

Amended agreements with the banks

In March 2017 the Company agreed the main terms for the restructure of its loan agreements with HSH Nordbank AG and DVB Bank SE. By these agreements the Company was successful in achieving waivers and relaxations on its loan covenants as well as defer instalment loan payments due in 2017.

Share and warrant purchase agreement

As previously reported, the Company on February 8, 2017 entered into a Share and Warrant Purchase Agreement pursuant to which it sold for $5 million an aggregate of 5 million of its common shares, par value $0.004 per share and warrants to purchase 25 million of its common shares at a price of $1.60 per share to a number of investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. On February 9, 2017, the Company entered into a registration rights agreement with those purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, the Company also entered into two loan amendment agreements with existing lenders.

One loan amendment agreement was entered into by the Company with Firment Trading Limited (“Firment”), an affiliate of the Company’s chairman, and the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,524. Firment released an amount equal to $16,885 (but left an amount equal to $1,639 outstanding, which continued to accrue interest under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. The Firment Credit Facility expired on April 12, 2017.

The other loan amendment agreement was entered into by the Company with Silaner Investments Limited (“Silaner”), an affiliate of the Company’s chairman, and the lender of the Silaner Credit Facility. Silaner released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue interest under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. The Silaner Credit Facility remains available to the Company until January 12, 2018.

Each of the above mentioned warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of the Company’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit a warrant holder from acquiring up to 4.99% of the Company’s common shares, selling all of their common shares, and re-acquiring up to 4.99% of the Company’s common shares.

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SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
(in thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	3,636	2,034	6,298	3,786
Management fee income	-	79	31	91
Total Revenues	3,636	2,113	6,329	3,877

Voyage expenses	(372)	(152)	(757)	(726)
Vessel operating expenses	(2,143)	(2,191)	(4,338)	(4,285)
Depreciation	(1,234)	(1,235)	(2,469)	(2,544)
Depreciation of dry docking costs	(195)	(243)	(405)	(538)
Administrative expenses	(333)	(461)	(798)	(880)
Administrative expenses payable to related parties	(107)	(82)	(210)	(162)
Share-based payments	(10)	(15)	(20)	(30)
Gain from sale of subsidiary	-	-	-	2,257
Other (expenses)/income, net	(15)	(38)	77	(70)
Operating (loss)/profit before financing activities	(773)	(2,304)	(2,591)	(3,101)
Interest income	-	1	-	5
Interest expense and finance costs	(518)	(673)	(988)	(1,468)
Foreign exchange (losses)/gains, net	(92)	60	(146)	(20)
Total finance costs, net	(610)	(612)	(1,134)	(1,483)
Total comprehensive loss for the period	(1,383)	(2,916)	(3,725)	(4,584)

Basic & diluted loss per share for the period(1)	(0.05)	(1.12)	(0.17)	(1.77)
Adjusted (LBITDA)/EBITDA (2)	656	(825)	283	(2,276)

(1) The weighted average number of shares for the six month period ended June 30, 2017 was 22,353,211 compared to 2,590,640 shares for the six month period ended June 30, 2016. The weighted average number of shares for the three month period ended June 30, 2017 was 27,630,651 compared to 2,598,438 shares for the three month period ended June 30, 2016. The actual number of shares outstanding as of June 30, 2017 was 27,637,273 and the basic loss per share outstanding as of June 30, 2017 for the six month period ended June 30, 2017 was $0.13.

(2) Adjusted (LBITDA)/EBITDA represents net (loss)/earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted (LBITDA)/EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted (LBITDA)/EBITDA may not be comparable to that reported by other companies. Adjusted (LBITDA)/EBITDA is not a recognized measurement under IFRS.

Adjusted (LBITDA)/EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted (LBITDA)/EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted (LBITDA)/EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted (LBITDA)/EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted (LBITDA)/EBITDA does not reflect changes in or cash requirements for our working capital needs; and

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•	Other companies in our industry may calculate Adjusted (LBITDA)/EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted (LBITDA)/EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted (LBITDA)/EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Total comprehensive loss for the period	(1,383)	(2,916)	(3,725)	(4,584)
Interest and finance costs, net	518	673	988	1,463
Foreign exchange losses/(gains) net,	92	(60)	146	20
Depreciation	1,234	1,235	2,469	2,544
Depreciation of dry docking costs	195	243	405	538
Gain from sale of subsidiary	-	-	-	(2,257)
Adjusted (LBITDA)/EBITDA	656	(825)	283	(2,276)
Share-based payments	10	15	20	30
Payment of deferred dry docking costs	(49)	-	(176)	4
Net (increase)/decrease in operating assets	(106)	(257)	136	(1,215)
Net (decrease)/increase in operating liabilities	(375)	687	(946)	857
Provision for staff retirement indemnities	1	1	2	2
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	(272)	84	(363)	(77)
Net cash (used in)/generated from operating activities	(135)	(295)	(1,044)	(2,675)

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	(135)	(295)	(1,044)	(2,675)
Net cash (used in)/generated from investing activities	(1)	2	(8)	382
Net cash (used in)/generated from financing activities	(352)	(893)	1,714	2,232

	As of June 30,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2017	2016
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	89,107	94,234
Other non-current assets	51	50
Total non-current assets	89,158	94,284
Cash and bank balances and bank deposits	826	194
Other current assets	1,848	2,326
Total current assets	2,674	2,520
Total assets	91,832	96,804
Total equity	42,064	25,981
Total debt net of unamortized debt discount	44,209	63,496
Other liabilities	5,559	7,327
Total liabilities	49,768	70,823
Total equity and liabilities	91,832	96,804

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Ownership days (1)	455	455	905	988
Available days (2)	455	455	904	988
Operating days (3)	450	442	882	969
Fleet utilization (4)	99%	97.1%	97.7%	98.1%
Average number of vessels (5)	5.0	5.0	5.0	5.4
Daily time charter equivalent (TCE) rate (6)	7,173	4,135	6,133	3,097
Daily operating expenses (7)	4,710	4,816	4,794	4,337

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Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Voyage revenues	3,636	2,034	6,298	3,786
Less: Voyage expenses	372	152	757	726
Net revenues	3,264	1,882	5,541	3,060
Available days net of bareboat charter days	455	455	904	988
Daily TCE rate	7,173	4,135	6,133	3,097

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 9.3 years as of June 30, 2017.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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